Exhibit 99.5

TELUS International

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class
123

Holder Account Number

C1234567890 X X X

MULTIPLE

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Proxy - Multiple Voting Shares - Annual General Meeting to be held on May 17, 2024

This proxy is solicited by and on behalf of management of TELUS International (Cda) Inc. ("TELUS International").

Notes to proxy

1. **As a holder, you have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the meeting, or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed on this proxy (see reverse), please insert the name of your chosen proxyholder in the space provided (see reverse) and return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/TELUSInternational by 4:00 p.m. (ET) on May 15, 2024 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.**
2. If the multiple voting shares are registered in the name of more than one owner (for example, joint owners, trustees, executors, etc.), then all registered owners should sign this form. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign the proxy with signing capacity stated.
3. If you are voting by mail or delivery, the proxy should be signed in the exact manner as the name appears on the proxy. If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder.
4. **The multiple voting shares represented by this proxy will be voted as directed by you, however, if you do not give specific direction in respect of any matter, this proxy will be voted as recommended by management.**
5. **This proxy confers discretion on the proxyholder with respect to amendments to matters identified in the Notice of Annual General Meeting and other matters that may properly come before the meeting, or any adjournment or postponement thereof, in each instance to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. Where no choice is specified or where both choices are specified in respect of any matter, the multiple voting shares shall be voted FOR the matters listed in items 1 and 2 on the reverse.**
6. This proxy should be read in conjunction with the accompanying TELUS International Notice of Annual Meeting of Shareholders and Management Proxy Circular.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

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Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
To Receive Documents Electronically - You can enroll to receive future securityholder communications electronically after you vote using the internet. If you don't vote online, you can still enroll for this service. Follow the instructions below.

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting https://web.lumiagm.com/460586570.
- For further information on the virtual AGM and how to attend, please view the information circular available on www.envisionreports.com/telusinternational2024.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

If you vote by telephone or the internet, DO NOT mail back this proxy.
Proxies submitted must be received by 4:00 p.m. (ET), on May 15, 2024.
If the meeting is postponed or adjourned, proxies submitted must be received by 4:00 p.m. (ET) on the second-last business day before the reconvened meeting date.
To vote by telephone or the internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 12345 12345 12345

01YXOC

CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We being holder(s) of TELUS International multiple voting shares hereby appoint: Josh Blair, Vice-Chair of TELUS International, or failing him, Jeffrey Puritt, President and Chief Executive Officer of TELUS International.

OR

Print the name of the person you are appointing if this person is someone other than Messrs. Blair or Puritt.

NOTE: If you are appointing a proxyholder other than Messrs. Blair or Puritt, you must return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/TELUSInternational by 4:00 p.m. (ET) on May 15, 2024 and provide Computershare with the required information for your proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual general meeting of TELUS International to be held via live audio webcast online at https://web.lumiagm.com/460586570, on May 17, 2024 at 4:00 p.m. (ET), and at any adjournment or postponement thereof (the "Meeting"), to the extent permitted by law.

MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Madhuri Andrews	☐	☐	05. Darren Entwistle	☐	☐	09. Jeffrey Puritt	☐	☐
02. Olin Anton	☐	☐	06. Doug French	☐	☐	10. Carolyn Slaski	☐	☐
03. Navin Arora	☐	☐	07. Tony Geheran	☐	☐	11. Sandra Stuart	☐	☐
04. Josh Blair	☐	☐	08. Sue Paish	☐	☐			

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2. Appointment of Auditors

Appoint Deloitte LLP as auditors for the ensuing year and authorize directors to fix their remuneration.

For ☐ Withhold ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

I WISH TO RECEIVE PAPER COPIES OF THE QUARTERLY REPORTS ☐

These documents are available at telusinternational.com/investors so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the interim financial statements and MD&A will not be mailed to you.

I WISH TO RECEIVE A PAPER COPY OF THE ANNUAL REPORT ☐

The annual report is available at telusinternational.com/investors so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the annual report will not be mailed to you.

U L K Q 3 6 3 7 1 8 X X X X A R 1 999999999999

01YXPB